NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

November 17, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated November 17, 2008</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **NOVEMBER 17, 2008**

News Release: **08-16** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI DRILLS HIGH GRADE GOLD AT VIKING INCLUDING 218.79 GRAMS PER TONNE OVER 0.5 METRES, AND 50.05 GRAMS PER TONNE OVER 3.7 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 1 and 2 from its recently completed 10 hole drill program at the Viking gold property in Newfoundland. Both holes have intersected high grade gold mineralization along with larger intervals of lower grade mineralization.

Dr. Shane Ebert, President of the Company commented "We are very pleased with the exploration results from the Viking property. In one field season the high grade Thor Vein has been discovered by trenching and validated by drilling. To date the widths and grades we are seeing from the Thor Vein compare favorably to operating underground gold mines in Canada, making it an exceptional exploration project. This success highlights the excellent exploration potential within the 3 to 4 kilometer long, mostly till-covered, gold-in-soil anomaly on the Viking property."

Results and Technical Discussion

The Thor Vein consists of a zone 1.5 to 8.0 metres in width, hosting numerous individual quartz-sulfide veins ranging from 0.3 to 1.8 metres wide. The vein dips moderately to the south and the 2008 drill program has tested it from near surface to approximately 100 metres down dip and it remains open in all directions. Visible gold has been identified in the majority of holes that intersected the vein. The location of holes 1, 2, 3 and 5 are shown on the attached cross section. Hole 4 was drilled approximately 10 metres north of the cross section. Assay results from holes 08VK-01 and 02 are summarized in the table below.

Hole 08VK-01 intersected a 5.75 metre interval within the Thor Vein from 3.0 to 8.75 metres depth, grading 33.74 grams per tonne (g/t) gold (0.98 ounces per ton), including a 3.7 metre interval grading 50.05 g/t gold (1.46 ounces per ton) and a 0.5 metre interval grading 218.79 g/t gold (6.38 ounces per ton). Hole 08VK-02 intersected a 3.8 metre interval within the Thor Vein from 6 to 9.8 metres depth, grading 16.12 g/t gold (0.47 ounces per ton), including a 0.4 metre interval grading 35.84 g/t gold (1.05 ounces per ton), and 0.5 metres grading 41.66 g/t gold (1.22 ounces per ton).

Holes 08VK-01 and 2 both intersected a second smaller high grade 'Footwall Vein' running roughly sub parallel to the Thor Vein but located about 30 metres below it. This is a narrow quartz sulfide vein containing visible gold and has returned grades of 4.68 g/t gold (0.14 ounces per ton) over 1.0 metre in hole 08VK-01 and 37.62 g/t gold (1.10 ounces per ton) over 1.0 metre in hole 08VK-02. To date the Footwall Vein has only been tested by holes 08VK-01 and 2. Sheeted and locally stockwork quartz veinlets occur between and surrounding the two high grade veins, potentially making a low grade bulk minable target. In hole 08VK-01 the zone of sheeted quartz veining returned 0.73 g/t gold (0.02 ounces per ton) over 33.3 metres from 6.7 to 40 metres depth. In hole 08VK-02 the zone of sheeted quartz veining returned 2.88 g/t gold (0.08 ounces per ton) over 4.2 metres in the hanging wall of the Thor Vein and 0.93 g/t gold (0.03 ounces per ton) over 5.2 metres in the footwall. The lower part of the hole contains variable gold grades ranging from anomalous to 7.02 g/t (0.20 ounces per ton), and the last interval sampled returned 2.05 g/t gold (0.06 ounces per ton) over 1.3 metres.

Summary of significant drill intercepts from holes 08VK-01 and 08VK-02 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Au OPT**	Ag g/t	Description
08VK-01	3.0	8.75	5.75	33.74	0.98	8.5	Altered granite, gneiss, large quartz veins
including	3.0	6.7	3.7	50.05	1.46	12.6	Altered granite, gneiss, large quartz veins
including	3.6	4.1	0.5	218.79	6.38	55.1	Quartz-sulfide vein
and	6.7	40.0	33.3	0.73	0.02	0.3	Altered granite and gneiss, quartz veinlets
and	37.5	38.5	1.0	4.68	0.14	1.0	Altered granite with 15 cm quartz vein
08VK-02	1.8	6	4.2	2.88	0.08	0.8	Altered granite with quartz veinlets
and	6.0	9.8	3.8	16.12	0.47	5.5	Quartz veins plus altered granite
including	7.0	7.4	0.4	35.84	1.05	13.0	Quartz-sulfide vein
including	9.3	9.8	0.5	41.66	1.22	15.4	Quartz-sulfide vein
and	13.6	18.8	5.2	0.93	0.03	0.4	Altered granite with quartz veinlets
and	33.4	34.0	0.6	7.02	0.20	2.6	Altered granite with quartz veinlets
and	42.2	43.2	1.0	37.62	1.10	4.1	Altered gneiss with 6 cm quartz vein
and	50.0	51.3	1.3	2.05	0.06	0.2	Altered gneiss with quartz veinlets

*The true widths of the mineralized intercepts are estimated to be 92% of the drill intercept for hole 08VK-01 and 88% of the drill intercept for hole 08VK-02. **OPT = troy ounces per short ton.

The company is extremely pleased with the results of the Viking drill program to date. Drilling has demonstrated that the Thor Vein is high grade, has good widths, and is continuous over the area drilled. The zone remains open in all directions and has excellent potential to develop into a significant and high quality gold resource.

Assay results for holes 3 to 10 should be available for release within the next few weeks.

Quality Control

The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. One half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Duplicate samples of select veins have been sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The drill program was supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

VIKING PROJECT, NEWFOUNDLAND

Simplified geologic cross section through the Thor Vein showing drill holes 08-VK-01, 2, 3, and 5



North
South
Legend
Drill hole
Cover
Quartz - sulfide vein
Carbonate altered mafic dike
Undifferentiated augen gneiss and quartz-feldspar granite
Fine to medium grained diorite
0
5
10
Meters
Channel sample 308 g/t Au over 0.75m
Thor Vein
2.88 g/t Au over 4.2m
50.05 g/t Au over 3.7m including 218.8 g/t Au over 0.5m
20 to 40% quartz veins
16.12 g/t Au over 3.8m including 41.66 g/t Au over 0.5m
0.73 g/t Au over 33.3m
0.93 g/t Au over 5.2m
4.68 g/t Au over 1m
7.02 g/t Au over 0.6m
08-VK-01
08-VK-03
40.0 m
37.62 g/t Au over 1m
Footwall Vein
08-VK-02
55.0 m
08-VK-05

NORTHERN ABITIBI MINING CORP.

FILE No. 82-4749

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE NOVEMBER 17, 2008

News Release: **08-16** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI DRILLS HIGH GRADE GOLD AT VIKING INCLUDING 218.79 GRAMS PER TONNE OVER 0.5 METRES, AND 50.05 GRAMS PER TONNE OVER 3.7 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 1 and 2 from its recently completed 10 hole drill program at the Viking gold property in Newfoundland. Both holes have intersected high grade gold mineralization along with larger intervals of lower grade mineralization.

Dr. Shane Ebert, President of the Company commented "We are very pleased with the exploration results from the Viking property. In one field season the high grade Thor Vein has been discovered by trenching and validated by drilling. To date the widths and grades we are seeing from the Thor Vein compare favorably to operating underground gold mines in Canada, making it an exceptional exploration project. This success highlights the excellent exploration potential within the 3 to 4 kilometer long, mostly till-covered, gold-in-soil anomaly on the Viking property."

Results and Technical Discussion

The Thor Vein consists of a zone 1.5 to 8.0 metres in width, hosting numerous individual quartz-sulfide veins ranging from 0.3 to 1.8 metres wide. The vein dips moderately to the south and the 2008 drill program has tested it from near surface to approximately 100 metres down dip and it remains open in all directions. Visible gold has been identified in the majority of holes that intersected the vein. The location of holes 1, 2, 3 and 5 are shown on the attached cross section. Hole 4 was drilled approximately 10 metres north of the cross section. Assay results from holes 08VK-01 and 02 are summarized in the table below.

Hole 08VK-01 intersected a 5.75 metre interval within the Thor Vein from 3.0 to 8.75 metres depth, grading 33.74 grams per tonne (g/t) gold (0.98 ounces per ton), including a 3.7 metre interval grading 50.05 g/t gold (1.46 ounces per ton) and a 0.5 metre interval grading 218.79 g/t gold (6.38 ounces per ton). Hole 08VK-02 intersected a 3.8 metre interval within the Thor Vein from 6 to 9.8 metres depth, grading 16.12 g/t gold (0.47 ounces per ton), including a 0.4 metre interval grading 35.84 g/t gold (1.05 ounces per ton), and 0.5 metres grading 41.66 g/t gold (1.22 ounces per ton).

Holes 08VK-01 and 2 both intersected a second smaller high grade 'Footwall Vein' running roughly sub parallel to the Thor Vein but located about 30 metres below it. This is a narrow quartz sulfide vein containing visible gold and has returned grades of 4.68 g/t gold (0.14 ounces per ton) over 1.0 metre in hole 08VK-01 and 37.62 g/t gold (1.10 ounces per ton) over 1.0 metre in hole 08VK-02. To date the Footwall Vein has only been tested by holes 08VK-01 and 2. Sheeted and locally stockwork quartz veinlets occur between and surrounding the two high grade veins, potentially making a low grade bulk minable target. In hole 08VK-01 the zone of sheeted quartz veining returned 0.73 g/t gold (0.02 ounces per ton) over 33.3 metres from 6.7 to 40 metres depth. In hole 08VK-02 the zone of sheeted quartz veining returned 2.88 g/t gold (0.08 ounces per ton) over 4.2 metres in the hanging wall of the Thor Vein and 0.93 g/t gold (0.03 ounces per ton) over 5.2 metres in the footwall. The lower part of the hole contains variable gold grades ranging from anomalous to 7.02 g/t (0.20 ounces per ton), and the last interval sampled returned 2.05 g/t gold (0.06 ounces per ton) over 1.3 metres.

Summary of significant drill intercepts from holes 08VK-01 and 08VK-02 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Au OPT**	Ag g/t	Description
08VK-01	3.0	8.75	5.75	33.74	0.98	8.5	Altered granite, gneiss, large quartz veins
including	3.0	6.7	3.7	50.05	1.46	12.6	Altered granite, gneiss, large quartz veins
including	3.6	4.1	0.5	218.79	6.38	55.1	Quartz-sulfide vein
and	6.7	40.0	33.3	0.73	0.02	0.3	Altered granite and gneiss, quartz veinlets
and	37.5	38.5	1.0	4.68	0.14	1.0	Altered granite with 15 cm quartz vein
08VK-02	1.8	6	4.2	2.88	0.08	0.8	Altered granite with quartz veinlets
and	6.0	9.8	3.8	16.12	0.47	5.5	Quartz veins plus altered granite
including	7.0	7.4	0.4	35.84	1.05	13.0	Quartz-sulfide vein
including	9.3	9.8	0.5	41.66	1.22	15.4	Quartz-sulfide vein
and	13.6	18.8	5.2	0.93	0.03	0.4	Altered granite with quartz veinlets
and	33.4	34.0	0.6	7.02	0.20	2.6	Altered granite with quartz veinlets
and	42.2	43.2	1.0	37.62	1.10	4.1	Altered gneiss with 6 cm quartz vein
and	50.0	51.3	1.3	2.05	0.06	0.2	Altered gneiss with quartz veinlets

*The true widths of the mineralized intercepts are estimated to be 92% of the drill intercept for hole 08VK-01 and 88% of the drill intercept for hole 08VK-02. **OPT = troy ounces per short ton.

The company is extremely pleased with the results of the Viking drill program to date. Drilling has demonstrated that the Thor Vein is high grade, has good widths, and is continuous over the area drilled. The zone remains open in all directions and has excellent potential to develop into a significant and high quality gold resource.

Assay results for holes 3 to 10 should be available for release within the next few weeks.

Quality Control

The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. One half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Duplicate samples of select veins have been sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The drill program was supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

VIKING PROJECT, NEWFOUNDLAND

Simplified geologic cross section through the Thor Vein showing drill holes 08-VK-01, 2, 3, and 5



North
South
Legend
Drill hole
Cover
Quartz - sulfide vein
Carbonate altered mafic dike
Undifferentiated augen gneiss and quartz-feldspar granite
Fine to medium grained diorite
0
5
10
Meters
Channel sample 308 g/t Au over 0.75m
Thor Vein
2.88 g/t Au over 4.2m
50.05 g/t Au over 3.7m including 218.8 g/t Au over 0.5m
20 to 40% quartz veins
16.12 g/t Au over 3.8m including 41.66 g/t Au over 0.5m
0.73 g/t Au over 33.3m
0.93 g/t Au over 5.2m
4.68 g/t Au over 1m
7.02 g/t Au over 0.6m
08-VK-01
08-VK-03
40.0 m
37.62 g/t Au over 1m
Footwall Vein
08-VK-02
55.0 m
08-VK-05

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE NOVEMBER 17, 2008

News Release: **08-16** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI DRILLS HIGH GRADE GOLD AT VIKING INCLUDING 218.79 GRAMS PER TONNE OVER 0.5 METRES, AND 50.05 GRAMS PER TONNE OVER 3.7 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 1 and 2 from its recently completed 10 hole drill program at the Viking gold property in Newfoundland. Both holes have intersected high grade gold mineralization along with larger intervals of lower grade mineralization.

Dr. Shane Ebert, President of the Company commented "We are very pleased with the exploration results from the Viking property. In one field season the high grade Thor Vein has been discovered by trenching and validated by drilling. To date the widths and grades we are seeing from the Thor Vein compare favorably to operating underground gold mines in Canada, making it an exceptional exploration project. This success highlights the excellent exploration potential within the 3 to 4 kilometer long, mostly till-covered, gold-in-soil anomaly on the Viking property."

Results and Technical Discussion
The Thor Vein consists of a zone 1.5 to 8.0 metres in width, hosting numerous individual quartz-sulfide veins ranging from 0.3 to 1.8 metres wide. The vein dips moderately to the south and the 2008 drill program has tested it from near surface to approximately 100 metres down dip and it remains open in all directions. Visible gold has been identified in the majority of holes that intersected the vein. The location of holes 1, 2, 3 and 5 are shown on the attached cross section. Hole 4 was drilled approximately 10 metres north of the cross section. Assay results from holes 08VK-01 and 02 are summarized in the table below.

Hole 08VK-01 intersected a 5.75 metre interval within the Thor Vein from 3.0 to 8.75 metres depth, grading 33.74 grams per tonne (g/t) gold (0.98 ounces per ton), including a 3.7 metre interval grading 50.05 g/t gold (1.46 ounces per ton) and a 0.5 metre interval grading 218.79 g/t gold (6.38 ounces per ton). Hole 08VK-02 intersected a 3.8 metre interval within the Thor Vein from 6 to 9.8 metres depth, grading 16.12 g/t gold (0.47 ounces per ton), including a 0.4 metre interval grading 35.84 g/t gold (1.05 ounces per ton), and 0.5 metres grading 41.66 g/t gold (1.22 ounces per ton).

Holes 08VK-01 and 2 both intersected a second smaller high grade 'Footwall Vein' running roughly sub parallel to the Thor Vein but located about 30 metres below it. This is a narrow quartz sulfide vein containing visible gold and has returned grades of 4.68 g/t gold (0.14 ounces per ton) over 1.0 metre in hole 08VK-01 and 37.62 g/t gold (1.10 ounces per ton) over 1.0 metre in hole 08VK-02. To date the Footwall Vein has only been tested by holes 08VK-01 and 2. Sheeted and locally stockwork quartz veinlets occur between and surrounding the two high grade veins, potentially making a low grade bulk minable target. In hole 08VK-01 the zone of sheeted quartz veining returned 0.73 g/t gold (0.02 ounces per ton) over 33.3 metres from 6.7 to 40 metres depth. In hole 08VK-02 the zone of sheeted quartz veining returned 2.88 g/t gold (0.08 ounces per ton) over 4.2 metres in the hanging wall of the Thor Vein and 0.93 g/t gold (0.03 ounces per ton) over 5.2 metres in the footwall. The lower part of the hole contains variable gold grades ranging from anomalous to 7.02 g/t (0.20 ounces per ton), and the last interval sampled returned 2.05 g/t gold (0.06 ounces per ton) over 1.3 metres.

Summary of significant drill intercepts from holes 08VK-01 and 08VK-02 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Au OPT**	Ag g/t	Description
08VK-01	3.0	8.75	5.75	33.74	0.98	8.5	Altered granite, gneiss, large quartz veins
including	3.0	6.7	3.7	50.05	1.46	12.6	Altered granite, gneiss, large quartz veins
including	3.6	4.1	0.5	218.79	6.38	55.1	Quartz-sulfide vein
and	6.7	40.0	33.3	0.73	0.02	0.3	Altered granite and gneiss, quartz veinlets
and	37.5	38.5	1.0	4.68	0.14	1.0	Altered granite with 15 cm quartz vein
08VK-02	1.8	6	4.2	2.88	0.08	0.8	Altered granite with quartz veinlets
and	6.0	9.8	3.8	16.12	0.47	5.5	Quartz veins plus altered granite
including	7.0	7.4	0.4	35.84	1.05	13.0	Quartz-sulfide vein
including	9.3	9.8	0.5	41.66	1.22	15.4	Quartz-sulfide vein
and	13.6	18.8	5.2	0.93	0.03	0.4	Altered granite with quartz veinlets
and	33.4	34.0	0.6	7.02	0.20	2.6	Altered granite with quartz veinlets
and	42.2	43.2	1.0	37.62	1.10	4.1	Altered gneiss with 6 cm quartz vein
and	50.0	51.3	1.3	2.05	0.06	0.2	Altered gneiss with quartz veinlets

*The true widths of the mineralized intercepts are estimated to be 92% of the drill intercept for hole 08VK-01 and 88% of the drill intercept for hole 08VK-02. **OPT = troy ounces per short ton.

The company is extremely pleased with the results of the Viking drill program to date. Drilling has demonstrated that the Thor Vein is high grade, has good widths, and is continuous over the area drilled. The zone remains open in all directions and has excellent potential to develop into a significant and high quality gold resource.

Assay results for holes 3 to 10 should be available for release within the next few weeks.

Quality Control

The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. One half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Duplicate samples of select veins have been sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The drill program was supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

VIKING PROJECT, NEWFOUNDLAND
Simplified geologic cross section through the Thor Vein showing drill holes 08-VK-01, 2, 3, and 5


North
South
Legend
Drill hole
Cover
Quartz - sulfide vein
Carbonate altered mafic dike
Undifferentiated augen gneiss and quartz-feldspar granite
Fine to medium grained diorite
0
5
10
Meters
Channel sample 308 g/t Au over 0.75m
Thor Vein
2.88 g/t Au over 4.2m
50.05 g/t Au over 3.7m including 218.8 g/t Au over 0.5m
20 to 40% quartz veins
16.12 g/t Au over 3.8m including 41.66 g/t Au over 0.5m
0.73 g/t Au over 33.3m
0.93 g/t Au over 5.2m
4.68 g/t Au over 1m
7.02 g/t Au over 0.6m
08-VK-01
08-VK-03
40.0 m
37.62 g/t Au over 1m
Footwall Vein
08-VK-05
08-VK-02
55.0 m

END